Sit Investment Associates, Inc.

Sit Large Cap Growth Fund

Septmber 30, 2009

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Disclosure

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.

Outline of Presentation

I. Organizational Overview

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;

- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;

- The Firm's investment management team has been continuously involved in the management of the clients' portfolios from their inceptions;

- We have the resources of a $8.4 billion investment management firm working for the benefit of our clients;

- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and

- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 35 full-time investment professionals, including 20 industry and geographically-focused equity analysts.

Sit Investment Associates Group

Global Investment Managers

Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

2004

- Dividend growth product introduced

Total Assets Under Management

As of September 30, 2009: $8.4 Billion

- Equity $2.3 Billion
- Fixed Income $6.1 Billion
- Institutional Separate Accounts $6.7 Billion
- Sit Mutual Funds $1.7 Billion

Sit Investment Associates Group

Sit Investment Associates, Inc.

Sit Investment Associates, Inc.
Domestic/Global Equity

- Large Cap Growth
- Mid Cap Growth
- Small Cap Growth
- Dividend Growth
- Global

Sit International Investment Associates
International Equity

- EAFE+
- Pacific Basin
- Developing Markets

Sit Investment Fixed Income Advisors, Inc.
Fixed Income

- Taxable
- Tax-Exempt

Sit Mutual Funds

- Domestic Growth Equity
- International Growth Equity
- Fixed Income

Investment Management & Research
Organization Chart

Roger J. Sit

Global Equity Management		Fixed Income Management
Roger J. Sit	Raymond E. Sit	Michael C. Brilley
Kent L. Johnson	Janet K. Kinzler	Debra A. Sit
Ronald D. Sit	Tasha M. Murdoff	Bryce A. Doty
David A. Brown	Ningning Tang	Mark H.. Book
Robert W. Sit	William F. Wanner	Paul J. Jungquist
Michael J. Stellmacher	Bradley W. Meyer	Christopher M. Rasmussen
Denise A. Anderson	Matthew J. Michalik	Todd S. Emerson
John M. Bernstein	Nicholas D. Tich	Matthew T. Hilliard
Stacey M. Curme	Lee J. Feltman	Jessica A. Mahlberg
Joseph R. Eshoo		Eric T. Nelmark
Matthew T. Loucks		Kevin P. O'Brien
		Brendan J. O'Sullivan
		Michael J. Reich
		Marci A. Lorge
		Brian R. Gilbert

Roger J. Sit
Chairman, CEO, President and Global Chief Investment Officer

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991) University of Southern California, MS Systems Technology (1987) United States Air Force Academy, BS (1984)	
Inv. Exp.:	18 Years	
Age:	47	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA
Senior Vice President - Research and Investment Management

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995) University of Minnesota, BS (1989)	
Inv. Exp.:	16 Years	
Age:	44	
E-mail:	klj@sitinvest.com	



Michael J. Stellmacher, CFA
Vice President – Research and Investment Management

Energy/Materials

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991) Oklahoma State University, MS (1979) University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	18 Years	
Age:	54	
E-mail:	mjs@sitinvest.com	



David A. Brown, CFA, CPA
Vice President - Research and Investment Management
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	14 Years	
Age:	45	
E-mail:	dab@sitinvest.com	



Research Responsibilities

Roger J. Sit
Global Chief Investment Officer

Roger J. Sit
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist
- Japan

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Capital Goods/Defense
- Transportation
- Education
- Environmental Services
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurants
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming & Lodging
  - Housing & Related
  - Recreational Products

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Internet Services
- Energy

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Electric Power Generation
- Commodity Cyclicals

Denise A. Anderson, PhD
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

John M. Bernstein
- Financial
  - Banks, S & L's
  - Consumer Finance
  - GSEs
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Washington

Stacey M. Curme
- Equity Trading
- Generalist

Joseph R. Eshoo
- Telecommunicatons
  - Wireline Services
  - Wireless Services
  - Telecommunication Equipment
- Technology
  - Semiconductors
  - Semi Capital Equipment
  - Storage Hardware
  - Computer Systems
  - Contract Manufacturing

Matthew T. Loucks, CFA
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

Raymond E. Sit
- Asia ex Japan
  - Southeast Asia
  - Greater China
  - North Asia
- Africa
- Middle East
- Latin America

Janet K. Kinzler
- Europe
  - Western Europe
  - UK
- Canada

Tasha M. Murdoff
- Europe
  - Western Europe
  - UK
  - Eastern Europe
  - CIS
- Canada
- Japan

Ningning Tang, CFA
- Asia ex Japan
  - Greater China

William F. Wanner
- Healthcare Services
- Generalist

Bradley W. Meyer
- Equity Trading
- Quantitative & Portfolio Research
  - Technical Research
- Generalist

Matthew J. Michalik
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Nicholas D. Tich
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Lee J. Feltman
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Sit Investment Associates, Inc.

Total Years Investment Experience 238 Years

Average Years Investment Experience 11.9 Years

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	18	11
Kent L. Johnson, CFA	16	19
Ronald D. Sit, CFA	24	24
David A. Brown, CFA, CPA	14	11
Robert W. Sit, CFA	17	17
Michael J. Stellmacher, CFA	18	7
Denise A. Anderson, Ph.D.	11	0
John M. Bernstein	16	13
Stacey M. Curme	12	16
Joseph R. Eshoo	14	1
Matthew T. Loucks, CFA	14	3
Raymond E. Sit	17	17
Janet K. Kinzler	16	7
Tasha M. Murdoff	9	13
Ningning Tang, CFA	5	1
William F. Wanner	7	1
Bradley W. Meyer	6	7
Matthew J. Michalik	2	1
Nicholas D. Tich	1	3
Lee J. Feltman	1	2

Representative Client List

Growth Equity	Fixed Income
ConAgra Inc. Benefit Plan	Indiana State Police
Energy Future Holdings Pension Plan	LSI Logic Corporation
Denver Employees' Retirement Plan	Mayo Foundation
Los Angeles City ERS	MLM – The Lawyers Company
Shell Oil Pension Trust	Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

II. Investment Philosophy and Decision-Making Process

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Industry/Sector Allocation

- We concentrate our investments in industries and sectors with strong earnings growth prospects.
- We also focus on secular forces in the global economy and their impact on investment opportunities over the intermediate term (including such issues as globalization, energy supply and demand variables and impacts of a lower US Dollar).
- Our analysis indicates that the following secular forces have long-term investment significance for growth-oriented investors:

Developing Markets

- Infrastructure Developments
- Telecommunications
- Housing
- Consumer Products
- Financial Services
- Export Manufacturing
- Technology
- Resources

Developed Markets

- Consumer Trends
- Consolidation
- Information Requirements
- Outsourcing
- Technology
- Aging Population
- Savings and Investment
- Resources

Major Investment Themes for Growth-Oriented Investors

Energy	The key drivers/themes in energy are supply/demand imbalances resulting from emerging market growth, challenges stemming from basin exhaustion, declining reserves per well, and higher costs to extract resources.
Health Care	While demographics are set to boost demand for healthcare, those same forces are expected to make paying for healthcare increasingly difficult. Investment opportunities will come from innovative companies targeting unmet needs, technologies/treatments that reduce overall healthcare costs, and increased affluence in emerging markets.
Technology	Growth in wireless devices (smartphones) and networks, internet traffic, and global digital information are among the key drivers in technology. Corporations continue to spend on productivity-enhancing technology.
Capital Goods	Global infrastructure spending growth will outpace GDP growth for many years, driven by pent-up demand and under-investment in developed nations and industrialization of emerging economies. Attractive end-markets include water/wastewater, road construction, power, energy/commodities and commercial aerospace.
Consumer	For retailers, pressure on wages (particularly in U.S.) and global competition are placing emphasis on price and value. Consumer products companies can accelerate organic growth by capitalizing on increasing consumption in emerging markets.
Finance	Market share shifts are occurring in many industries as well capitalized companies are taking advantage of bankruptcies, M&A activity, and balance sheet-constrained competitors. The development of capital markets (both equity and bonds) outside the U.S. offers excellent long-term growth prospects for well-positioned firms.

Stock Selection Criteria

- We invest in companies with earnings per share growth greater than the market (generally 10%-plus for large cap and global holdings and 15-20%-plus for small cap holdings).
  - Growth companies can be in any sector
  - Sectors with these growth companies may change with time

- We seek to invest in growth companies at reasonable valuations (P/Es to growth rates).

- We focus on quality growth companies that have strong fundamentals. We are patient, longer-term investors and allow our growth expectations time to materialize. We look for the following attributes:
  - World-class or regional dominance
  - Distinctive products or services
  - Proactive managements providing innovative ideas and quick responses to change

- Our investment holdings generally reflect the following investment characteristics:
  - Increasing return on equities
  - High growth rates (projected and historical)
  - Higher relative P/E ratios
  - Healthy financials
  - Lower dividend yields

- Significant databases and quantitative tools are used to identify and evaluate opportunities

Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying sector with the most positive outlook).
- Raising cash to become defensive

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 5% (as permitted by guidelines)

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper
(quarterly)

Sit Investment Management Decision-Making Responsibilities

Equity Investment Management Group

Roger J. Sit*

Client Guidelines & Compliance	Investment Policy & Strategy	Fundamental Industry & Company Research	Portfolio/ Sector & Quantitative Analysis	Portfolio Management & Implementation	Equity Trading	Client Reporting & Servicing
• Client Portfolio Guidelines	• Asset Allocation • Regional Allocation • Country Allocation	• Stock and Industry Recommendations	• Quantitative Screens • Sector and Risk Analysis • Technical Analysis	• Portfolio Construction • Portfolio Implementation	• Trading and Brokerage Relationship	• Client Servicing and Marketing
Roger J. Sit* David A. Brown* Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson* Ronald D. Sit* John M. Bernstein* Michael J. Stellmacher Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson Ronald D. Sit David A. Brown Robert W. Sit Michael J. Stellmacher Denise A. Anderson John M. Bernstein Joseph R. Eshoo Matthew T. Loucks Raymond E. Sit Janet K. Kinzler Tasha M. Murdoff Ningning Tang Willliam F. Wanner Matthew J. Michalik	Kent L. Johnson* Tasha M. Murdoff Bradley W. Meyer Matthew J. Michalik Nicholas D. Tich Lee J. Feltman	Roger J. Sit* Kent L. Johnson* Robert W. Sit Michael J. Stellmacher Tasha M. Murdoff Raymond E. Sit	Stacey M. Curme* Bradley W. Meyer	Roger J. Sit* David A. Brown* Kent L. Johnson John M. Bernstein Tasha M. Murdoff

*Team Leaders

III. Risk Management Process and Quantitative Tools

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Equity Investment Management

Enhancing the Investment Process

Resource Allocation:

- Dedicating more resources to accounting and corporate governance issues and their effects on stock selection.

Reducing Portfolio Impact from Accounting and Corporate Frauds:

- Immediate sale of half the investment position in any company involved in allegations of fraud, etc.
- Assign teams of senior equity specialists to evaluate key issues for further portfolio action.

Improving Stock Selection Productivity:

- Increased Research Focus:
  - Fundamental changes
  - Revenues
  - Margins
  - Earnings
  - Cash Flows
- Increased Diversification of Portfolio Holdings:
  - Limit position size
  - Slightly increasing number of portfolio names
  - Reduce tracking error

Equity Risk Models:

- Utilizing the detailed analysis of Northfield Information Services' Fundamental Risk Model.

Quantitative Reports and Analysis

Market/Benchmark Studies	Portfolio Analysis	Sell Candidates	Stock Analysis/Idea Generation
Market/Sector performance in selected economic conditions	Performance Attribution - Evaluates impact of active bets vs benchmark	Multi-Factor Model - Enhancing portfolio through sale of weaker ranked stocks	Multi-Factor Model - Combo of valuation, balance sheet, and momentum factors
Attributions by Quantitative Factors- Identifies themes driving market	Analyst Recommended Stock Portfolio - Analyst rank for PM use	Earnings revision and relative strength trend analysis	Top performing industry groups of past month
S&P 500 Bottom-up estimate of earnings by sector	Active Bets Download- Monitors sector, industry and stock bets	Earnings and sales expectation analysis	Screen for Positive EPS Surprises- Stocks exceeding analyst estimates
Macro Studies- Historical comparisons w/ current environment	Quantitative Summary Report- Measures SIA portfolios by quant factors	Earnings Quality analysis	Top 5 Screen - Earnings revision-based screen
Benchmark Profiles - Analysis of benchmark's statistical attributes	Historical Earnings Estimate Report- Tracks changes in estimates	Screen for Negative EPS Surprises - Stocks missing analyst estimates	Portfolio 457 - Quantitative-based "GARP" model portfolio
Growth/Value valuation/performance studies	Portfolio analysis by macro theme (accelerating GDP, falling rates, etc.)	Technical Analysis - Screen for overbought/oversold opportunities	Screen for significant benchmark weights and attributes
Industry rank by earnings / relative strength model	Northfield Risk Model - Profiles risk characteristics of SIA holdings	Identification of increased short interest and insider activity	Fundamentals & Valuations- thorough statistical analysis of companies

Sit Large Cap Growth
Market Proxy is Russell 1000 Growth

	September 30, 2009		June 30, 2009		March 31, 2009		December 31, 2008
Beta	1.00	Beta	0.99	Beta	0.94	Beta	0.95
R-Squared	0.97	R-Squared	0.96	R-Squared	0.96	R-Squared	0.96
Total Tracking Error (std. dev.)	3.87	Total Tracking Error (std. dev.)	4.94	Total Tracking Error (std. dev.)	4.56	Total Tracking Error (std. dev.)	4.30
Systematic Risk (variance)	1.52	Systematic Risk (variance)	5.03	Systematic Risk (variance)	3.27	Systematic Risk (variance)	3.85
Stock Specific Risk (variance)	13.49	Stock Specific Risk (variance)	19.36	Stock Specific Risk (variance)	17.51	Stock Specific Risk (variance)	14.63
Total Risk (variance)	15.01	Total Risk (variance)	24.39	Total Risk (variance)	20.78	Total Risk (variance)	18.48
Portfolio Absolute Risk	23.57	Portfolio Absolute Risk	23.43	Portfolio Absolute Risk	20.95	Portfolio Absolute Risk	20.33
Benchmark Absolute Risk	23.36	Benchmark Absolute Risk	23.03	Benchmark Absolute Risk	21.83	Benchmark Absolute Risk	21.04
Cash Level	0.87	Cash Level	1.01	Cash Level	3.26	Cash Level	0.55

Largest Contributors to Total Risk (variance)

Description	Contribution	Description	Contribution	Description	Contribution	Description	Contribution
Southwestern Energy Co.	1.08	Ultra Petroleum Corp.	1.71	Microsoft Corp.	1.30	Hewlett-Packard Co.	0.92
Apple Inc.	0.88	Southwestern Energy Co.	1.53	Hewlett-Packard Co.	1.29	Southwestern Energy Co.	0.80
Research In Motion Ltd.	0.85	XTO Energy Inc.	1.26	Ultra Petroleum Corp.	0.87	Microsoft Corp.	0.76
McDermott International Inc.	0.61	McDermott International Inc.	1.20	Southwestern Energy Co.	0.82	Celgene Corp.	0.68
Goldman Sachs Group Inc.	0.55	Research In Motion Ltd.	0.79	Apple Inc.	0.81	XTO Energy Inc.	0.52

Definitions:

Beta - The regression coefficient of the portfolio's return with the market, based on statistical predictions for individual stocks.

R-Squared - The fraction of the portfolio's variance that can be explained by the benchmark.

Total Tracking Error - The standard deviation of the active return. It is the square root of the Total Risk.

Systematic Risk - The variance (relative to the benchmark) arising from actively weighting exposures to factors in the risk model.

Stock Specific Risk - The idiosyncratic variance (relative to the benchmark) arising from actively weighting securities in the portfolio and benchmark.

Total Risk - The total of the risk forecasts (factor + stock specific) (annual $\%^2$), measuring the portfolio's absolute volatility.

Portfolio and Benchmark Absolute Risk - The total of the risk forecasts (factor + stock specific) versus cash.

Source: Northfield Information Systems, Inc. and Sit Investment Associates, Inc.

IV. Large Cap Growth Portfolio Characteristics

Model Portfolios Use Opportunity Matrix

Large Capitalization

S&P 500: 1057.08
10-Year U.S. Treasury: 3.309%

	CONSERVATIVE GROWTH			HIGH AND CONSISTENT GROWTH		CYCLICAL GROWTH AND OPPORTUNITY		
	High Yield	Low PE	Assets			Intermediate-Term Secular	Economy Sensitive	Special Situations
First Tier (3-5%) 10	AT&T/Verizon/ Rogers Comm.	JPMorgan/ Goldman Sachs	Occidental Pete/ Murphy Oil/ Sunco Energy	Southwestern Energy/XTO Energy/Ultra Petroleum Pepsico/Coca Cola CVS Caremark/Medco Health Solutions Procter & Gamble/Colgate Palmolive Gilead Sciences/Genzyme	Schlumberger McDermott International National Oilwell Varco Transocean Noble Corp	IBM/EMC Corp		
Second Tier (2-2½%) 10		Wells Fargo/ US Bancorp/ Bank of America		Google Cisco Systems Target/Wal-Mart Stores Celgene Oracle Apple Computer/ Research in Motion		QUALCOMM McDonalds	Intel/Analog Devices	
Third Tier (1-1½%) 56		Bank of NY Mellon PartnerRE Aflac Travelers Valero Energy	Exxon Mobil Equitable Resources Prudential Financial	Monsanto Abbott Labs/Johnson & Johnson Phillip Morris Int'l Visa Accenture Microsoft Thermo Fisher Franklin Resources Medtronic/St. Jude CME Group Adobe Systems Allergan/Alcon Baxter Intuitive Surgical Expeditors Int'l Cognizant Technology McKesson	Northern Trust Corning CR Bard Amgen General Mills	Air Products and Chemicals Emerson Electric/Danaher Activision Blizzard Broadcom Corp Ecolab Lockheed Martin Deere Applied Materials Wisconsin Energy JC Penney/Kohls Precision Castparts ITT Corp Best Buy NetApp 3m Allegheny Technologies Freeport-McMoran	ABB Ltd/General Electric Union Pacific/UPS Comcast/News Corp United Technologies Costco Seagate Tech. Home Depot	CF Industries Dolby Labs
Sector Distribution	18% (8%)			53% (59%)		29% (33%)		

Targeted weightings as of 9/30/2009

Underlined means name is owned in Russell 1000 Growth benchmarked accounts.

* - means name is not currently owned

( ) - targeted weightings of Russell 1000 Growth benchmarked accounts.

Rotation of Major Industry Weights Over Time

Sit Large Cap Growth

PORTFOLIO WEIGHTINGS	12/03	12/04	12/05	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09	09/09
NON-ENERGY MINERALS	0.0%	0.0%	0.8%	1.7%	0.8%	1.6%	1.6%	0.9%	0.3%	0.2%	0.2%	0.5%
PRODUCER MANUFACTURING	7.7	8.5	8.3	9.9	10.1	10.5	8.8	8.3	6.0	5.5	6.8	7.4
ELECTRONIC TECHNOLOGY	16.6	13.3	11.3	11.3	13.3	12.6	11.2	12.0	12.4	14.5	14.1	16.1
CONSUMER DURABLES	1.8	0.5	0.4	0.0	0.0	0.5	0.5	0.5	0.4	1.0	1.3	1.4
ENERGY MINERALS	4.8	8.4	10.5	8.2	9.3	9.2	10.0	8.9	8.6	9.5	9.9	8.5
PROCESS INDUSTRIES	0.0	0.0	1.4	2.3	4.9	3.2	4.8	4.3	4.1	4.6	4.0	3.5
HEALTH TECHNOLOGY	16.0	14.9	15.6	11.1	10.9	12.4	12.7	13.1	15.5	12.6	11.1	10.0
CONSUMER NON-DURABLES	4.1	4.9	3.6	4.5	6.3	6.8	8.2	10.1	11.6	10.5	9.2	9.7
INDUSTRIAL SERVICES	1.2	1.9	4.5	4.2	5.2	6.4	7.4	5.3	3.8	3.7	3.9	3.1
COMMERCIAL SERVICES	2.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TECHNOLOGY SERVICES	11.1	10.4	7.9	8.8	8.7	7.3	8.6	8.1	7.1	7.1	7.5	8.4
HEALTH SERVICES	2.1	2.6	3.1	2.2	3.5	2.5	2.1	2.0	2.3	1.8	1.5	1.4
CONSUMER SERVICES	6.0	8.2	5.4	6.0	4.3	4.5	3.4	3.6	5.0	5.6	5.4	4.9
RETAIL TRADE	8.1	7.8	6.8	6.4	3.1	3.7	3.4	3.6	4.1	4.9	5.3	7.1
TRANSPORTATION	0.8	3.1	2.8	2.1	1.1	1.6	1.9	1.8	1.6	1.8	1.8	1.7
UTILITIES	0.0	0.0	1.0	1.6	2.1	2.2	2.2	1.5	1.9	2.4	2.4	1.4
FINANCE	13.4	12.2	13.3	16.2	10.4	9.8	8.8	12.0	10.9	10.2	11.6	11.6
COMMUNICATIONS	4.2	3.3	3.3	3.8	6.0	5.3	4.5	3.9	4.4	4.1	4.0	3.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/03	12/04	12/05	12/06	12/07	03/08	06/08	09/08	12/08	03/09	06/09	09/09
NON-ENERGY MINERALS	1.1%	1.1%	1.2%	1.2%	1.3%	1.4%	1.6%	1.1%	1.0%	1.1%	1.1%	1.2%
PRODUCER MANUFACTURING	8.4	9.2	8.9	8.5	9.3	9.7	8.4	8.3	8.1	7.0	7.1	7.5
ELECTRONIC TECHNOLOGY	11.3	9.9	9.9	9.3	10.0	9.8	10.0	9.5	9.0	10.9	11.1	11.4
CONSUMER DURABLES	1.8	1.8	1.6	1.5	1.2	1.2	1.0	1.2	0.9	0.8	1.0	1.1
ENERGY MINERALS	5.0	5.9	7.4	7.8	9.9	10.3	12.1	10.3	11.6	11.3	10.3	9.6
PROCESS INDUSTRIES	2.2	2.3	2.1	2.2	2.4	2.6	2.6	2.6	2.4	2.7	2.5	2.6
HEALTH TECHNOLOGY	11.6	10.4	10.1	9.5	9.5	9.9	10.1	11.1	12.6	13.2	12.1	11.1
CONSUMER NON-DURABLES	7.8	7.7	7.5	7.3	8.0	7.8	8.3	9.7	9.8	9.5	9.2	8.9
INDUSTRIAL SERVICES	1.2	1.4	2.2	2.3	2.8	3.0	4.0	2.9	2.0	2.0	2.1	2.3
COMMERCIAL SERVICES	1.2	1.2	1.2	1.3	1.0	1.0	1.0	1.0	0.9	1.0	1.0	1.0
TECHNOLOGY SERVICES	6.0	5.9	4.9	5.5	6.1	5.6	5.9	5.9	5.6	6.5	6.7	6.5
HEALTH SERVICES	1.8	2.3	3.1	2.5	2.5	1.9	1.8	2.0	2.2	2.2	2.2	2.1
CONSUMER SERVICES	5.4	5.2	4.8	4.9	4.3	4.3	4.1	4.0	4.3	4.0	4.3	4.4
RETAIL TRADE	7.1	7.1	6.0	5.4	4.8	5.4	5.2	5.6	5.9	6.7	6.2	6.1
TRANSPORTATION	1.6	1.8	1.8	1.7	1.8	2.1	2.1	2.3	2.2	2.1	2.0	2.0
UTILITIES	2.6	3.0	3.3	3.5	4.0	4.0	4.5	3.9	4.4	4.5	4.4	4.0
FINANCE	20.5	20.5	21.0	22.1	17.4	16.7	14.1	15.5	13.0	10.5	13.0	14.9
COMMUNICATIONS	3.4	3.3	3.0	3.5	3.6	3.5	3.3	3.1	3.8	4.0	3.5	3.2
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation
Sit Large Cap Growth
September 30, 2009

NON-ENERGY MINERALS	$000	% EQUITY
FREEPORT-MCMORAN COPPER	1,242	0.3
ALLEGHENY TECHNOLOGIES INC	686	0.2
		0.5

PRODUCER MANUFACTURING	$000	% EQUITY
DEERE & CO	4,464	1.1
ABB LTD - ADR	4,439	1.1
GENERAL ELECTRIC CO	3,888	1.0
UNITED TECHNOLOGIES CORP	3,741	0.9
LOCKHEED MARTIN CORP	3,459	0.9
3M CO	2,207	0.6
PRECISION CASTPARTS CORP	2,129	0.5
EMERSON ELECTRIC CO	2,064	0.5
DANAHER CORP DEL	2,006	0.5
ITT CORPORATION	1,085	0.3
		7.4

ELECTRONIC TECHNOLOGY	$000	% EQUITY
CISCO SYSTEMS INC	10,487	2.6
QUALCOMM INC	10,431	2.6
INTL BUSINESS MACHINES CORP	9,772	2.5
INTEL CORP	8,237	2.1
RESEARCH IN MOTION LTD	4,727	1.2
APPLIED MATLS INC	4,377	1.1
APPLE COMPUTER INC	4,245	1.1
BROADCOM CORP	3,649	0.9
E M C CORP MASS	2,488	0.6
CORNING INC	2,333	0.6
SEAGATE TECHNOLOGY	1,808	0.5
ANALOG DEVICES	1,718	0.4
		16.1

CONSUMER DURABLES	$000	% EQUITY
ACTIVISION BLIZZARD INC	5,750	1.4
		1.4

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	7,781	2.0
OCCIDENTAL PETROLEUM CORP	7,221	1.8
ULTRA PETROLEUM CORP	6,517	1.6
EXXON MOBIL CORP	4,199	1.1
XTO ENERGY INC	3,627	0.9
MURPHY OIL CORP	2,349	0.6
SUNCOR ENERGY INC	2,201	0.6
		8.5

PROCESS INDUSTRIES	$000	% EQUITY
MONSANTO CO	5,790	1.5
ECOLAB INC	4,401	1.1
AIR PRODUCTS & CHEMICALS INC	3,708	0.9
		3.5

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	6,971	1.7
GILEAD SCIENCES INC	5,989	1.5
GENZYME CORP	4,340	1.1
THERMO FISHER SCIENTIFIC INC	3,939	1.0
ABBOTT LABORATORIES	3,498	0.9
JOHNSON & JOHNSON	3,115	0.8
BAXTER INTL INC	2,702	0.7
ST JUDE MEDICAL INC	2,294	0.6
INTUITIVE SURGICAL INC	2,124	0.5
ALLERGAN INC	1,635	0.4
BARD C R INC	1,588	0.4
MEDTRONIC INC	1,557	0.4
		10.0

CONSUMER NON-DURABLES	$000	% EQUITY
COCA COLA CO	8,694	2.2
PEPSICO INC	7,403	1.9
PROCTER & GAMBLE CO	7,072	1.8
PHILIP MORRIS INTL INC	6,122	1.5
COLGATE-PALMOLIVE CO	4,951	1.2
GENERAL MILLS INC	4,217	1.1
		9.6

INDUSTRIAL SERVICES	$000	% EQUITY
SCHLUMBERGER LTD	5,120	1.3
NOBLE CORPORATION	2,042	0.5
TRANSOCEAN LTD	1,882	0.5
SMITH INTERNATIONAL INC	1,817	0.5
MCDERMOTT INTL INC	1,319	0.3
		3.1

TECHNOLOGY SERVICES	$000	% EQUITY
GOOGLE INC	10,363	2.6
ORACLE CORP	7,294	1.8
ACCENTURE PLC	6,209	1.6
MICROSOFT CORP	4,244	1.1
ADOBE SYSTEMS INC	4,219	1.1
DOLBY LABORATORIES INC-CL A	997	0.3
		8.4

HEALTH SERVICES	$000	% EQUITY
MEDCO HEALTH SOLUTIONS INC	3,916	1.0
MCKESSON CORP	1,667	0.4
		1.4

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	8,475	2.1
VISA INC	6,089	1.5
COMCAST CORP	3,073	0.8
NEWS CORP LTD CL A	2,032	0.5
		4.9

RETAIL TRADE	$000	% EQUITY
CVS/CAREMARK CORPORATION	6,162	1.5
WAL MART STORES INC	5,370	1.3
TARGET CORP	4,052	1.0
COSTCO WHOLESALE CORP	3,978	1.0
BEST BUY CO INC	3,966	1.0
KOHLS CORP	3,052	0.8
HOME DEPOT INC	1,894	0.5
		7.1

TRANSPORTATION	$000	% EQUITY
UNION PAC CORP	2,637	0.7
EXPEDITORS INTL WASH INC	2,580	0.6
UNITED PARCEL SERVICE INC	1,587	0.4
		1.7

UTILITIES	$000	% EQUITY
EQT CORPORATION	3,374	0.8
WISCONSIN ENERGY CORP	2,322	0.6
		1.4

FINANCE	$000	% EQUITY
JPMORGAN CHASE & CO	7,423	1.9
WELLS FARGO & CO	5,736	1.4
GOLDMAN SACHS GROUP INC	4,793	1.2
FRANKLIN RESOURCES INC	4,014	1.0
CME GROUP INC	3,667	0.9
BANK OF NEW YORK MELLON CORP	3,653	0.9
AFLAC INC	3,120	0.8
PARTNERRE LTD	2,978	0.7
THE TRAVELERS COMPANIES, INC.	2,708	0.7
NORTHERN TRUST CORP	2,332	0.6
PRUDENTIAL FINANCIAL INC	2,191	0.5
U S BANCORP	2,024	0.5
BANK OF AMERICA CORP	1,542	0.4
		11.6

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS	8,055	2.0
ROGERS COMMUNICATIONS INC	4,230	1.1
AT&T INC	1,018	0.3
		3.3

Portfolio Market Capitalization Summary

Sit Large Cap Growth

September 30, 2009

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
EXXON MOBIL CORP	61,200	72.819	68.610	1.1	329,725
MICROSOFT CORP	165,000	26.829	25.720	1.1	229,631
WAL MART STORES INC	109,400	50.399	49.090	1.3	189,332
GENERAL ELECTRIC CO	236,800	22.586	16.420	1.0	174,492
JPMORGAN CHASE & CO	169,400	39.631	43.820	1.9	172,325
PROCTER & GAMBLE CO	122,100	57.422	57.920	1.8	169,069
JOHNSON & JOHNSON	51,150	59.695	60.890	0.8	167,802
APPLE COMPUTER INC	22,900	149.594	185.350	1.1	166,040
AT&T INC	37,700	35.504	27.010	0.3	159,359
INTL BUSINESS MACHINES CORP	81,700	110.679	119.610	2.5	156,795
BANK OF AMERICA CORP	91,160	12.514	16.920	0.4	146,385
CISCO SYSTEMS INC	445,500	21.588	23.540	2.6	136,360
WELLS FARGO & CO	203,535	24.650	28.180	1.4	131,646
COCA COLA CO	161,900	54.390	53.700	2.2	124,447
GOOGLE INC	20,900	428.544	495.850	2.6	119,982
INTEL CORP	420,900	20.353	19.570	2.1	109,553
ORACLE CORP	350,000	19.294	20.840	1.8	104,474
PHILIP MORRIS INTL INC	125,600	43.661	48.740	1.5	94,285
GOLDMAN SACHS GROUP INC	26,000	160.877	184.350	1.2	94,247
PEPSICO INC	126,200	59.603	58.660	1.9	91,392
VERIZON COMMUNICATIONS	266,100	33.870	30.270	2.0	84,756
ABBOTT LABORATORIES	70,700	51.755	49.470	0.9	76,476
QUALCOMM INC	231,900	41.934	44.980	2.6	74,771
SCHLUMBERGER LTD	85,900	67.426	59.600	1.3	71,390
OCCIDENTAL PETROLEUM CORP	92,100	56.777	78.400	1.8	63,565
MCDONALDS CORP	148,500	56.651	57.070	2.1	62,283
UNITED TECHNOLOGIES CORP	61,400	59.500	60.930	0.9	57,352
SUNCOR ENERGY INC	63,700	40.361	34.560	0.6	53,826
CVS/CAREMARK CORPORATION	172,400	33.437	35.740	1.5	51,581
3M CO	29,900	58.117	73.800	0.6	51,532
ABB LTD - ADR	221,500	18.703	20.040	1.1	46,549
HOME DEPOT INC	71,100	27.170	26.640	0.5	45,409
MONSANTO CO	74,800	85.624	77.400	1.5	42,254
GILEAD SCIENCES INC	128,800	43.336	46.500	1.5	42,048
U S BANCORP	92,600	21.757	21.860	0.5	41,796
MEDTRONIC INC	42,300	49.904	36.800	0.4	40,730
UNITED PARCEL SERVICE INC	28,100	64.240	56.470	0.4	39,658
RESEARCH IN MOTION LTD	69,900	60.533	67.630	1.2	38,433
COLGATE-PALMOLIVE CO	64,900	65.634	76.280	1.2	38,020
TARGET CORP	86,800	42.117	46.680	1.0	35,097
BANK OF NEW YORK MELLON CORP	126,000	36.497	28.990	0.9	34,870
COMCAST CORP	182,050	18.028	16.880	0.8	34,791
E M C CORP MASS	146,000	14.092	17.040	0.6	34,456
BAXTER INTL INC	47,400	54.349	57.010	0.7	34,361
VISA INC	88,100	67.708	69.110	1.5	31,799
EMERSON ELECTRIC CO	51,500	48.981	40.080	0.5	30,124
LOCKHEED MARTIN CORP	44,300	94.445	78.080	0.9	30,010
FREEPORT-MCMORAN COPPER	18,100	61.979	68.610	0.3	29,502
UNION PAC CORP	45,200	47.364	58.350	0.7	29,426

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
THE TRAVELERS COMPANIES, INC.	55,000	38.740	49.230	0.7	27,941
TRANSOCEAN LTD	22,000	49.818	85.530	0.5	27,460
MEDCO HEALTH SOLUTIONS INC	70,800	44.691	55.310	1.0	26,203
CELGENE CORP	124,700	45.690	55.900	1.7	25,637
COSTCO WHOLESALE CORP	70,561	50.260	56.380	1.0	24,519
XTO ENERGY INC	87,782	50.019	41.320	0.9	23,974
CORNING INC	152,400	16.272	15.310	0.6	23,801
FRANKLIN RESOURCES INC	39,900	97.571	100.600	1.0	23,171
PRUDENTIAL FINANCIAL INC	43,900	39.559	49.910	0.5	23,009
ACCENTURE PLC	166,600	35.395	37.270	1.6	22,894
NEWS CORP LTD CL A	169,900	13.781	11.960	0.5	21,764
DANAHER CORP DEL	29,800	63.393	67.320	0.5	21,525
GENERAL MILLS INC	65,500	58.673	64.380	1.1	21,025
CME GROUP INC	11,900	382.997	308.190	0.9	20,471
AFLAC INC	73,000	21.774	42.740	0.8	19,982
DEERE & CO	104,000	54.426	42.920	1.1	18,153
APPLIED MATLS INC	327,100	16.909	13.380	1.1	17,836
THERMO FISHER SCIENTIFIC INC	90,200	49.104	43.670	1.0	17,824
KOHLS CORP	53,500	52.769	57.050	0.8	17,433
ADOBE SYSTEMS INC	127,700	32.427	33.040	1.1	17,346
ALLERGAN INC	28,800	59.264	56.760	0.4	17,258
AIR PRODUCTS & CHEMICALS INC	47,800	78.477	77.580	0.9	16,298
MCKESSON CORP	28,000	61.525	59.550	0.4	15,849
ACTIVISION BLIZZARD INC	464,100	11.118	12.390	1.4	15,754
BEST BUY CO INC	105,700	36.102	37.520	1.0	15,622
GENZYME CORP	76,500	66.136	56.730	1.1	15,335
SOUTHWESTERN ENERGY CO	182,300	32.176	42.680	2.0	14,703
PRECISION CASTPARTS CORP	20,900	63.342	101.870	0.5	14,284
ROGERS COMMUNICATIONS INC	150,000	25.959	28.200	1.1	14,167
NORTHERN TRUST CORP	40,100	54.899	58.160	0.6	14,040
ST JUDE MEDICAL INC	58,800	37.094	39.010	0.6	13,575
BROADCOM CORP	118,900	23.293	30.690	0.9	13,378
MURPHY OIL CORP	40,800	61.932	57.570	0.6	10,985
ECOLAB INC	95,200	40.333	46.230	1.1	10,948
INTUITIVE SURGICAL INC	8,100	122.951	262.250	0.5	9,948
NOBLE CORPORATION	53,800	40.392	37.960	0.5	9,855
ITT CORPORATION	20,800	55.835	52.150	0.3	9,512
ANALOG DEVICES	62,300	30.814	27.580	0.4	8,041
BARD C R INC	20,200	80.477	78.610	0.4	7,674
SEAGATE TECHNOLOGY	118,900	12.470	15.210	0.5	7,543
EXPEDITORS INTL WASH INC	73,400	27.657	35.150	0.6	7,456
ULTRA PETROLEUM CORP	133,100	50.903	48.960	1.6	7,415
SMITH INTERNATIONAL INC	63,300	21.537	28.700	0.5	6,329
MCDERMOTT INTL INC	52,200	21.503	25.270	0.3	5,810
EQT CORPORATION	79,200	50.745	42.600	0.8	5,577
WISCONSIN ENERGY CORP	51,400	41.646	45.170	0.6	5,281
PARTNERRE LTD	38,700	71.534	76.940	0.7	4,479
ALLEGHENY TECHNOLOGIES INC	19,600	78.597	34.990	0.2	3,432
DOLBY LABORATORIES INC-CL A	26,100	36.852	38.190	0.3	2,027

WEIGHTED AVERAGE:	66,120
UNWEIGHTED AVERAGE:	52,640
MEDIAN:	28,684

Sit Large Cap Growth
September 30, 2009
(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Large Cap Rep. Account (7)	16.2x	5.2%	1.4%	11.4%	13.2%	22.7%
S&P 500 Index	15.2x	5.2%	1.4%	8.2%	10.6%	26.4%
Russell 1000 Growth Index	16.8x	5.4%	0.5%	8.8%	11.7%	14.8%
Russell 1000 Value Index	15.1x	5.0%	1.3%	6.1%	8.6%	28.9%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	'09-'10 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Large Cap Rep. Account (7)	14.8	11.8%	11.4%	13.4%	10.5%	10.1%
S&P 500 Index	19.8	11.1	10.8	11.4	7.4	23.1
Russell 1000 Growth Index	20.8	12.3	12.5	12.1	8.2	15.0
Russell 1000 Value Index	26.7	10.4	10.0	8.7	6.0	30.1

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings
Sit Large Cap Growth
September 30, 2009

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2009 P/E Ratio
CISCO SYSTEMS INC	ELECTRONIC TECHNOLOGY	$10,487	2.6%	12.4%	16 x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	10,431	2.6%	14.9%	18 x
GOOGLE INC	TECHNOLOGY SERVICES	10,363	2.6%	20.8%	20 x
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	9,772	2.5%	11.2%	11 x
COCA COLA CO	CONSUMER NON-DURABLES	8,694	2.2%	4.8%	16 x
MCDONALDS CORP	CONSUMER SERVICES	8,475	2.1%	9.2%	13 x
INTEL CORP	ELECTRONIC TECHNOLOGY	8,237	2.1%	12.1%	16 x
VERIZON COMMUNICATIONS	COMMUNICATIONS	8,055	2.0%	5.1%	12 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	7,781	2.0%	47.2%	20 x
JPMORGAN CHASE & CO	FINANCE	7,423	1.9%	11.5%	14 x
PEPSICO INC	CONSUMER NON-DURABLES	7,403	1.9%	10.1%	14 x
ORACLE CORP	TECHNOLOGY SERVICES	7,294	1.8%	11.8%	13 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	7,221	1.8%	10.8%	15 x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	7,072	1.8%	9.5%	15 x
CELGENE CORP	HEALTH TECHNOLOGY	6,971	1.7%	27.1%	21 x
ULTRA PETROLEUM CORP	ENERGY MINERALS	6,517	1.6%	16.5%	21 x
ACCENTURE PLC	TECHNOLOGY SERVICES	6,209	1.6%	12.4%	13 x
CVS/CAREMARK CORPORATION	RETAIL TRADE	6,162	1.5%	13.8%	12 x
PHILIP MORRIS INTL INC	CONSUMER NON-DURABLES	6,122	1.5%	9.5%	13 x
VISA INC	CONSUMER SERVICES	6,089	1.5%	19.3%	19 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	5,989	1.5%	17.6%	16 x
MONSANTO CO	PROCESS INDUSTRIES	5,790	1.5%	12.3%	20 x
ACTIVISION BLIZZARD INC	CONSUMER DURABLES	5,750	1.4%	18.3%	16 x
WELLS FARGO & CO	FINANCE	5,736	1.4%	12.5%	16 x
	TOTAL		46.4		

Number of Equity Holdings = 98

NM= non-meaningful, N/A=not applicable

Equity Characteristics
Sit Large Cap Growth Fund
September 30, 2009

	Sit Large Cap Growth Fund	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]				
2009 Projected Gain	+1.5%	+7.0%	+164.4%	-3.1%
2010 Projected Gain	+20.0%	+15.2%	+16.5%	+9.7%
5-Year Projected Growth	+12.9%	+11.9%	+8.0%	+8.0%
Dividend Yield				
Equities Only	+1.6%	+1.7%	+2.0%	+2.0%
Total Fund	+1.5%	+1.7%	+2.0%	+2.0%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.5%	+13.6%	+10.0%	+10.0%
Weighted Average Price/Earnings Ratio [2]				
2009 Calendar P/E	18.6x	20.7x	26.9x	22.0x
2010 Calendar P/E	15.7x	17.8x	23.1x	20.1x
Median Price/Earnings Ratio [2]				
2009 Calendar P/E	17.2x	17.6x	N/A	15.8x
2010 Calendar P/E	14.2x	15.5x	N/A	14.3x
Average P/E-to-5-Year Earnings Growth Ratio				
2009 Calendar PEG	1.4x	1.7x	3.4x	2.8x
2010 Calendar PEG	1.2x	1.5x	2.9x	2.5x
Weighted Average Market Capitalization ($MIL)	66,120	69,989	76,879	76,879

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Sit Large Cap Growth Fund

Portfolio Free Cash Flow Yield Summary*

September 30, 2009

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield
Accenture Plc	1.56	2,889	19,069	15.2	1.3
Medco Health Solutions Inc.	0.98	3,403	27,987	12.2	0.0
McKesson Corp.	0.42	1,747	15,391	11.4	0.8
Lockheed Martin Corp.	0.87	3,451	30,578	11.3	2.9
EMC Corp.	0.62	2,891	29,564	9.8	0.0
QUALCOMM Inc.	2.62	5,811	61,130	9.5	1.5
International Business Machines Corp.	2.45	16,011	171,493	9.3	1.8
ITT Corp.	0.27	919	9,951	9.2	1.6
Oracle Corp.	1.83	8,492	96,547	8.8	1.0
Noble Corp.	0.51	832	9,738	8.5	0.2
Cisco Systems Inc.	2.63	8,892	108,900	8.2	0.0
AT&T Inc.	0.26	18,450	226,774	8.1	6.1
Microsoft Corp.	1.06	15,918	195,943	8.1	2.0
Dolby Laboratories Inc. (Cl A)	0.25	283	3,688	7.7	0.0
United Technologies Corp.	0.94	4,866	64,294	7.6	2.5
Allegheny Technologies Inc.	0.17	268	3,559	7.5	2.1
Transocean Ltd.	0.47	2,809	37,589	7.5	0.0
Johnson & Johnson	0.78	12,182	163,635	7.4	3.2
Apple Inc.	1.06	10,256	137,781	7.4	0.0
United Parcel Service Inc. (Cl B)	0.40	4,633	62,460	7.4	3.2
Adobe Systems Inc.	1.06	1,088	14,673	7.4	0.0
Home Depot Inc.	0.48	3,932	53,166	7.4	3.4
C.R. Bard Inc.	0.40	526	7,122	7.4	0.9
Thermo Fisher Scientific Inc.	0.99	1,327	18,336	7.2	0.0
Emerson Electric Co.	0.52	2,388	33,445	7.1	3.3
Comcast Corp. (Cl A)	0.77	5,116	74,204	6.9	1.6
Danaher Corp.	0.50	1,553	22,522	6.9	0.2
Medtronic Inc.	0.39	3,178	46,180	6.9	2.2
Abbott Laboratories	0.88	5,594	84,148	6.6	3.2
Broadcom Corp.	0.92	792	12,062	6.6	0.0
Expeditors International of Washington Inc.	0.65	401	6,220	6.4	1.1
Target Corp.	1.02	3,333	52,073	6.4	1.5
Smith International Inc.	0.46	604	9,670	6.2	1.7
Verizon Communications Inc.	2.02	11,770	189,125	6.2	6.1
ABB Ltd. (ADS)	1.11	2,372	39,219	6.0	2.2
Deere & Co.	1.12	2,277	37,956	6.0	2.6
Kohl's Corp.	0.77	1,047	17,615	5.9	0.0
Procter & Gamble Co.	1.77	11,681	197,336	5.9	3.0
3M Co.	0.55	3,161	54,187	5.8	2.8
General Electric Co.	0.98	37,106	639,753	5.8	2.4
Precision Castparts Corp.	0.53	762	13,629	5.6	0.1
Activision Blizzard Inc.	1.44	687	12,593	5.5	0.0

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield
Gilead Sciences Inc.	1.50	2,207	41,388	5.3	0.0
Occidental Petroleum Corp.	1.81	3,240	62,899	5.2	1.7
Google Inc. (Cl A)	2.60	6,944	134,817	5.2	0.0
McDonald's Corp.	2.13	3,631	70,763	5.1	3.5
Analog Devices Inc.	0.43	325	6,396	5.1	2.9
General Mills Inc.	1.06	1,317	27,427	4.8	2.9
Wal-Mart Stores Inc.	1.35	10,890	228,370	4.8	2.2
Exxon Mobil Corp.	1.05	15,289	321,406	4.8	2.4
Coca-Cola Co.	2.18	5,963	126,917	4.7	3.1
Allergan Inc.	0.41	734	17,126	4.3	0.4
Colgate-Palmolive Co.	1.24	1,743	40,836	4.3	2.3
Intel Corp.	2.07	4,016	95,357	4.2	2.9
Baxter International Inc.	0.68	1,504	35,857	4.2	1.8
PepsiCo Inc.	1.86	4,013	97,550	4.1	3.1
St. Jude Medical Inc.	0.58	558	14,145	3.9	0.0
Rogers Communications Inc. (Cl B)	1.06	942	23,929	3.9	3.8
Schlumberger Ltd.	1.28	2,656	69,993	3.8	1.4
Best Buy Co. Inc.	0.99	616	16,988	3.6	1.5
Ecolab Inc.	1.10	423	11,702	3.6	1.2
Genzyme Corp.	1.09	514	14,248	3.6	0.0
Philip Morris International Inc.	1.54	3,696	105,605	3.5	4.8
Union Pacific Corp.	0.66	1,220	37,612	3.2	1.9
Intuitive Surgical Inc.	0.53	296	9,194	3.2	0.0
News Corp. (Cl A)	0.51	1,147	38,169	3.0	1.0
Research In Motion Ltd.	1.19	1,047	36,449	2.9	0.0
CVS Caremark Corp.	1.55	1,562	62,102	2.5	0.9
Costco Wholesale Corp.	1.00	575	22,878	2.5	1.3
Seagate Technology Inc.	0.45	190	7,832	2.4	0.0
Monsanto Co.	1.45	861	42,240	2.0	1.4
Air Products & Chemicals Inc.	0.93	225	20,050	1.1	2.3
Corning Inc.	0.59	227	22,149	1.0	1.3
Celgene Corp.	1.75	154	23,018	0.7	0.0
Freeport-McMoRan Copper & Gold Inc.	0.31	203	38,118	0.5	0.0
Applied Materials Inc.	1.10	-47	15,255	-0.3	1.8
Murphy Oil Corp.	0.59	-132	11,106	-1.2	1.7
McDermott International Inc.	0.33	-124	4,913	-2.5	0.0
Ultra Petroleum Corp.	1.63	-242	8,025	-3.0	0.0
Southwestern Energy Co.	1.95	-661	14,746	-4.5	0.0
Wisconsin Energy Corp.	0.58	-464	9,950	-4.7	3.0
EQT Corp.	0.85	-384	6,986	-5.5	2.1
Suncor Energy Inc.	0.55	-2,606	38,668	-6.7	1.0
XTO Energy Inc.	0.91	-3,106	33,284	-9.3	1.2
Sit Large Cap Growth Fund Weighted Avg		4,386	75,285	4.9	1.6

* Excludes Financials and ADRs

Source: FactSet Research Systems and Sit Investment Associates, Inc.

SIA Large Cap Growth Composite

Growth Equity Accounts

Five Years ending September 30, 2009



10.00
5.00
0.00
-5.00
-10.00
-15.00
-20.00
15.00
20.00
25.00
30.00
35.00
40.00
Annualized Return (%)
Annualized Standard Deviation
113 Portfolios
SIA Large Cap Composite
$ S&P 500
% Russell 1000
& Russell 1000 Growth

Risk-Free Proxy: ML TREAS 91D A

Universe Source: (c) Russell Investment Group


Average Quarterly Returns in Rising and Falling Markets
(January 2004 to September 2009)
0.08
0.06
0.04
0.02
0.00
-0.02
-0.04
-0.06
-0.08
-0.10
5.2%
5.7%
Rising Market
Falling Market
-7.9%
-6.3%
Russell 1000 Growth
Sit Large Cap Growth


Relative Average Quarterly Returns in Rising and Falling Markets
(January 2004 to September 2009)
0.02
0.02
0.01
0.01
0.01
0.01
0.01
0.00
0.00
0.00
0.5%
1.6%
Rising Market
Falling Market

Low Quality Companies have Outperformed since the Market Low

Russell 3000 - Performance from March 9 to October 5

Quintile*	Market Cap	ROE	Debt to Capital	Stock Price	Beta
Q1 (Highest)	28%	42%	85%	34%	116%
Q2	57%	47%	57%	37%	63%
Q3	57%	57%	47%	47%	56%
Q4	64%	58%	51%	66%	27%
Q5 (Lowest)	86%	85%	50%	109%	28%

* Quintiles are equally weighted based on Russell 3000 weightings as of March 9

Source: FactSet Research Systems, October 6, 2009

Performance Attribution
September 30, 2008 – September 30, 2009

	Sit Large Cap Growth Fund		S&P 500		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Finance	10.21	-12.57	12.70	-23.31	0.88	0.97	1.86
Energy Minerals	8.62	3.97	10.88	-11.25	1.97	-0.22	1.75
[Cash]	5.43	0.21	0.00	0.00	0.00	0.83	0.83
Electronic Technology	12.94	12.45	10.40	12.82	-0.06	0.56	0.50
Producer Manufacturing	6.42	-9.68	7.46	-12.13	0.22	0.19	0.40
Health Services	1.81	16.87	2.21	-3.17	0.34	0.06	0.39
Utilities	2.00	3.05	4.38	-8.16	0.29	0.02	0.31
Transportation	1.63	-7.82	2.14	-13.36	0.07	0.11	0.18
Commercial Services	0.00	0.00	1.00	-14.77	0.00	0.07	0.07
Consumer Durables	0.86	-19.70	0.96	-16.27	-0.20	0.21	0.01
Consumer Services	4.89	1.98	4.23	0.55	-0.15	0.08	-0.06
Communications	3.73	-4.35	3.58	0.11	-0.17	0.10	-0.08
Consumer Non-Durables	9.75	-5.12	9.55	-3.74	-0.10	-0.04	-0.13
Process Industries	4.04	-6.79	2.55	-1.05	-0.22	0.08	-0.13
Industrial Services	3.64	-22.27	2.26	-22.25	0.11	-0.27	-0.17
Non-Energy Minerals	0.31	-20.10	1.08	-8.32	-0.10	-0.24	-0.33
Health Technology	12.18	-8.24	12.22	-3.89	-0.97	0.52	-0.45
Technology Services	6.98	-2.53	6.23	4.00	-0.55	0.07	-0.48
Retail Trade	4.56	-3.03	6.16	-0.58	-0.29	-0.31	-0.60
Total	**100.00**	**-2.89**	**100.00**	**-6.75**	**1.07**	**2.79**	**3.86**

Source: FactSet Research Systems

Performance Attribution
September 30, 2008 – September 30, 2009

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Energy Minerals	8.62	3.97	4.46	-10.07	1.57	-0.42	1.14
Health Services	1.81	16.87	2.64	-1.28	0.40	0.07	0.47
Industrial Services	3.64	-22.27	3.58	-21.84	0.06	0.28	0.35
Transportation	1.63	-7.82	2.57	-8.24	0.02	0.28	0.30
Commercial Services	0.00	0.00	1.64	-11.87	0.00	0.23	0.23
[Cash]	5.43	0.21	0.00	0.00	0.00	0.23	0.23
Consumer Durables	0.86	-19.70	0.65	-22.76	-0.02	0.13	0.11
Communications	3.73	-4.35	0.70	-10.23	-0.02	0.12	0.10
Utilities	2.00	3.05	1.87	-4.92	0.21	-0.17	0.04
Producer Manufacturing	6.42	-9.68	7.84	-5.91	-0.31	0.22	-0.09
Consumer Services	4.89	1.98	5.49	1.60	-0.07	-0.03	-0.10
Non-Energy Minerals	0.31	-20.10	1.07	-8.19	-0.07	-0.11	-0.18
Process Industries	4.04	-6.79	3.02	-1.27	-0.30	0.07	-0.23
Consumer Non-Durables	9.75	-5.12	10.93	-2.10	-0.33	0.02	-0.31
Health Technology	12.18	-8.24	12.95	-3.38	-0.93	0.50	-0.43
Retail Trade	4.56	-3.03	7.77	-0.54	-0.27	-0.18	-0.45
Finance	10.21	-12.57	3.91	-14.60	0.05	-0.59	-0.54
Electronic Technology	12.94	12.45	17.48	12.08	0.08	-0.80	-0.72
Technology Services	6.98	-2.53	11.42	5.04	-0.56	-0.35	-0.91
Total	**100.00**	**-2.89**	**100.00**	**-1.90**	**-0.50**	**-0.49**	**-0.99**

Source: Factset Research Systems

Performance Attribution
September 30, 2006 – September 30, 2009

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Energy Minerals	8.30	40.24	3.49	0.12	2.89	0.73	3.62
[Cash]	6.00	7.40	0.00	0.00	0.00	1.40	1.40
Process Industries	3.45	69.93	2.56	23.54	0.84	0.31	1.15
Industrial Services	4.41	-0.94	4.41	-9.06	0.30	0.43	0.73
Health Technology	11.34	1.58	12.55	-0.60	-0.13	0.80	0.68
Health Services	2.13	-1.12	3.39	-16.11	0.40	0.27	0.67
Utilities	1.81	11.79	1.87	-19.77	0.64	0.00	0.65
Consumer Durables	0.38	-7.16	1.00	-44.08	0.12	0.42	0.54
Producer Manufacturing	8.46	-12.15	8.87	-14.06	0.18	0.35	0.53
Transportation	1.54	-0.32	2.61	-11.80	0.15	0.27	0.42
Commercial Services	0.14	-27.32	1.90	-32.00	-0.08	0.49	0.41
Consumer Services	5.00	-16.59	5.44	-15.57	-0.15	0.08	-0.06
Retail Trade	4.45	-7.86	8.07	-11.12	-0.07	-0.03	-0.10
Communications	4.14	-18.68	0.76	-27.92	0.20	-0.33	-0.13
Non-Energy Minerals	0.82	-55.33	1.16	-14.87	-0.38	-0.04	-0.43
Electronic Technology	11.97	12.15	16.52	9.06	0.32	-0.91	-0.59
Finance	11.39	-30.42	5.98	-33.19	0.35	-0.98	-0.63
Consumer Non-Durables	6.87	8.14	8.90	15.62	-0.40	-0.26	-0.66
Technology Services	7.39	0.57	10.50	3.60	-0.33	-0.33	-0.67
Total	**100.00**	**0.19**	**100.00**	**-7.37**	**4.85**	**2.70**	**7.56**

Performance Attribution
September 30, 2004 – September 30, 2009

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Energy Minerals	9.01	165.94	2.55	65.78	4.21	4.81	9.02
Retail Trade	5.34	19.68	8.94	-5.20	1.57	0.43	2.00
Finance	11.73	-2.45	6.52	-18.23	2.39	-0.59	1.79
[Cash]	4.10	15.35	0.00	0.00	0.00	1.71	1.71
Industrial Services	4.05	47.44	3.48	40.15	0.27	1.14	1.41
Transportation	2.01	45.15	2.31	6.86	0.70	0.53	1.23
Process Industries	2.59	63.96	2.04	37.28	0.82	0.34	1.16
Consumer Durables	0.39	18.22	1.35	-42.59	0.20	0.72	0.92
Producer Manufacturing	8.71	8.54	8.95	4.33	0.41	0.30	0.71
Utilities	1.35	16.80	1.40	71.99	0.38	0.04	0.42
Communications	3.75	22.92	0.78	23.59	-0.31	0.73	0.41
Commercial Services	0.09	-27.32	2.11	-15.39	-0.02	0.41	0.39
Health Services	2.50	34.22	3.81	25.37	0.23	0.12	0.36
Non-Energy Minerals	0.68	-43.83	0.96	11.70	-0.08	0.11	0.03
Health Technology	12.40	6.61	14.17	11.34	-0.88	0.89	0.01
Consumer Services	5.48	-4.54	5.27	-0.85	-0.30	0.11	-0.19
Consumer Non-Durables	5.86	37.86	8.92	40.24	-0.12	-0.38	-0.50
Technology Services	7.84	15.63	10.07	23.31	-0.42	-0.35	-0.77
Electronic Technology	12.12	14.92	16.35	26.63	-1.28	-0.75	-2.03
Total	**100.00**	**27.77**	**100.00**	**9.60**	**7.75**	**10.42**	**18.17**